U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                               Amendment No. 1 to
                                   Form 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                          Applied Capital Funding, Inc.
                  --------------------------------------------
                 (Name of Small Business Issuer in its charter)

          Colorado                                       84-1280679
-------------------------------              ----------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

 4155 East Jewell Avenue, Suite #909
           Denver, Colorado                                 80222
 --------------------------------------                    --------
(Address of principal executive offices)                  (Zip Code)

Issuer's telephone number, (303) 691-6163

Securities to be registered under Section 12(b) of the Act:

         Title of each class                     Name of each exchange on which
         to be so registered                     each class is to be registered

                None                                     Not Applicable
    ------------------------------              --------------------------------

Securities to be registered under Section 12(g) of the Act:

                           Common Stock, no par value
                    ----------------------------------------
                                (Title of class)

                                     PART I

Alternative 3

Item 1. Description of Business.

     (a) Business Development.

     Applied Capital Funding, Inc. (hereinafter referred to as the "Company"), was organized under the laws of the State of Colorado on September 26, 1994. The Company's executive offices are presently located at 4155 East Jewell Avenue, Suite #909, Denver, Colorado 80222, and its telephone number is (303) 691-6163.


     In August 1997, the Company received a total of $27,400 from the sale of 13,700,000 shares of common stock, no par value per share (hereinafter referred to as the "Common Stock"), to thirty-one residents of the State of Colorado in an offering conducted by the executive officers and directors of the Company pursuant to the exemptions from registration provided under Section 3(b) of the Securities Act of 1933, as amended (hereinafter referred to as the "Act"), and Rule 504 of Regulation D promulgated thereunder and Section 11-51-308(1)(p) of the Colorado Securities Act, as amended (hereinafter referred to as the "Colorado Act"). Additionally, the Company received a total of $2,600 from the sale of an aggregate of 26 units, each unit consisting of 50,000 shares of Common Stock (an aggregate of 1,300,000 shares), to Colorado residents and non-resident foreign nationals pursuant to an offering conducted by the Company's executive officers and directors during the period from August 1 through September 10, 1997. The Company claimed the exemptions from registration in connection with the offering provided under Section 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder and Section 11-51-308(1)(p) of the Colorado Act.


     (b) Business of Issuer.

General
-------


     Since its inception, the Company has been engaged in the business of residential mortgage brokerage; concentrating its marketing efforts in the areas of refinance and second mortgage loans on properties located in the State of Colorado. To date, the Company has originated and sold loans, primarily, to national wholesale lenders; certain of which have contracts with the Company and many others of which purchase loans from the Company despite the absence of a formal contract. The Company is not dependent on one or a few national wholesale lender(s) for the purchase of its loans. Although management has employed agents from time-to-time whose marketing efforts have been focused upon realtors, attorneys and other traditional sources of residential loans; the primary focus of the Company's marketing program has historically been refinance and second mortgage loans. Accordingly, the Company's principal business has historically been concentrated in the origination and processing of refinance and second mortgage loans on Colorado real estate.

     The number of loans that have been originated and refinanced, respectively, together with the aggregate principal amount of loans originated and refinanced, by the Company during the fiscal years ended December 31, 1997, 1996 and 1995, are set forth in the following table.


              Number of              Number of         Principal Amount of Loans
Year       Loans Originated      Loans Refinanced      Originated and Refinanced
----       ----------------      ----------------      -------------------------

1997             -0-                    -0-                    $-0-

1996             -0-                    -0-                   $768,000

1995              26                    -0-                  $2,404,450
----

     Commencing in 1994, residential interest rates began climbing over their historic lows in 1993. This phenomenon is believed by management to have contributed to the realization by the Company of a disappointing level of revenue during the approximate three-year period since the Company's inception. The Company has only nominal revenue currently. However, commencing in 1996, residential interest rates began falling and, since that time, have continued their downward movement. Although there is no assurance that interest rates will continue at their present level or decline to lower rates, there is a general prevailing opinion among economics experts that interest rates will not rise before the close of 1997, at the earliest.


     The Company's two executive officers and directors, its only two employees, originate and process residential refinance and second mortgage loans through word-of-mouth, primarily. This is in contrast to the traditional marketing methods, including advertising in newspapers, direct mail and telemarketing, employed by Company management in the past; marketing efforts focused upon realtors, attorneys and other traditional sources of residential loans by agents employed by the Company from time-to-time in the past; and marketing of refinance and second mortgage loans via the "internet" which is intended to be pursued by the Company's executive officers and directors in the future. The principal sources of loans originated by Company management through word-of-mouth are business associates, friends and other acquaintances. Management believes that the steps which it takes in processing refinance and second mortgage loans are identical to those taken by the many lending institutions with which it competes, except that such competitors employ sizable staffs of loan officers, administrative personnel and others to gather the required information; complete the requisite forms and other documents; and close the refinance and second mortgage lending transactions.


Marketing and Sales
-------------------


     The Company's principals have experience in marketing residential refinance loans and intend to implement a strategy to explore new marketing efforts. Traditional marketing methods include newspaper advertising, direct mail and telemarketing, and the executive officers and directors of the Company have experience with these marketing methods. The Company's executive officers and directors have not employed traditional methods of marketing residential refinance loans since aproximately September 1997 when they commenced the pursuit of marketing opportunities via the internet. The principal method employed by management to originate residential refinance and second mortgage loans presently is word-of-mouth through sources including business associates, friends and other acquaintances.

     Over the past two years, the use of the internet in the origination / of loans has increased dramatically. This development is due in part to the relaxation of traditional underwriting criteria which has facilitated the origination of refinance and second mortgage loans which previously relied on a slow and laborious process of acquiring underwriting information. Employment of the internet in the origination of refinance loans involves, as the initial step, borrowers seeking financing through the vehicle of the internet. The borrower would likely compare information available on web sites established by lenders, brokers or service providers offering refinance mortgage loans in order to determine whether to further pursue the origination of a loan with a particular lender or broker. The origination of a loan could be initiated by the borrower's downloading documentation pertaining to the loan, such as loan application forms, credit authorizations and disclosure statements. Management believes that the internet is useful as a tool in marketing residential refinance loans, but could not be utilized to close loans. However, there is limited statistical and other information available to the Company regarding the use of the internet to originate and/or close residential refinance and other mortgage loans.

     The Company intends to explore the internet marketing opportunities. In the event that the Company considers it advisable to proceed with its proposed marketing program, management will explore opportunities for raising additional capital via equity and/or debt financing to further fund its operations. The Company's executive officers and directors are designing a customized web site and taking steps to determine the best means of advertising the web site. Commencing in September 1997, management has contacted web site providers in an effort to determine their marketing capabilities and web site builders to begin evaluating the feasibility of maintaining a Company web site. While the Company has not employed traditional marketing methods to originate refinace loans during the period since approximately September 1997, it may do so in the foreseeable future.


Competition
-----------


     Competition in the residential mortgage refinance business is intense, with hundreds of lending institutions and brokers operating in the Denver metropolitan area alone. Many of these lenders enjoy name recognition within the Denver metropolitan area and/or nationally and have financial, personnel, technical and other resources far exceeding those of the Company. For these reasons, management believes that the Company is incapable of competing with any of these companies in the foreseeable future except, however, to the extent to which any such lenders operate marketing campaigns on the internet. There is limited statistical information available to the Company regarding the number of lenders with which it is competing on the internet or the volume of loans processed by these institutions. Further, while management believes that the impact of the internet on the mortgage lending business will be significant, verifiable, quantifiable statistical and other information to support this supposition are not presently available to the best of management's knowledge.


Employees
---------

     Presently, the Company has only two employees, including its President and Secretary/Treasurer, who also serve as its loan officers. The Company's President and Secretary/Treasurer expect to devote such time and effort as may be necessary to participate in the day-to-day management of the Company. The Company has no plans to employ any individuals except its two executive officers on a part-time basis for the foreseeable future. Any needed administrative services are currently free-lanced to a secretarial service or a temporary secretary is employed. (See Item 6. "Executive Compensation.")


Item 2. Management's Discussion and Analysis or Plan of Operation.

Plan of Operations
------------------


     Since its inception on September 26, 1994, the Company has been engaged in the mortgage lending business. For the fiscal years ended December 31, 1995, 1996 and 1997, the Company realized total revenue from operations in the amounts of $60,424, $32,038 and $425, respectively, and net loss in the amounts of $(1,257), (19) and $(8,451), respectively. Management's plan of operation during the next twelve months is to initiate a modest advertising campaign on the internet to seek refinancing mortgage lending business. This advertising campaign will be conducted on the internet with the internet service provider deemed most advantageous based upon the cost to the Company in relation to the anticipated exposure.


     The Company's business is substantially impacted by the ongoing fluctuation in mortgage interest rates. As indicated above, the Company experienced a decline in its mortgage refinance business during the period from 1994 to 1996 because of an increase in interest rates; thus resulting in a decline in the demand for residential mortgage loans. This historical fluctuation in mortgage business revenue -- increase when interest rates fall; decrease when interest rates rise -- is an expected aspect of the mortgage business. Additionally, general economic conditions have added impact upon the mortgage loan business. In order to accommodate anticipated fluctuations in the level of the Company's business activity caused by the above-described, among other, factors, management seeks to condition itself to downsize operations in time of decline and increase and expand during a rising market.


     In addition to the increase in interest rates during the period from 1994 through 1996, two other material factors which have contributed to the decrease in the Company's total revenue and its lack of working capital during the past three years are the Company's lack of operating capital and the limited amount of time and effort able to be devoted to the Company's affairs by its management since June 1996. Mr. David R. Reitsema, the Secretary/Treasurer and a director of the Company, resigned his positions as an executive officer and director of the Company on August 21, 1996, to pursue other business opportunities until he rejoined the Company on July 25, 1997. The combined effect of these factors has been to preclude advertising and other promotional expenses in 1997; which lack of promotional activities is believed by management to have had a further adverse effect upon the Company's ability to generate revenue. Despite the adverse effects of failing to advertise, management determined not to conduct fund-raising activities in 1996 which, if successful, would have enabled promotional activity in 1997, because of the belief that any increase in business activity resulting from increased advertising and promotion would have have failed to materialize, in any event, because of the effects of elevated interest rates in suppressing the demand for residential mortgage loans. Management's decision to explore potential capital resources at the present time is attributable to the fact that interest rates have fallen continuously since 1996 combined with management's belief that an infusion of capital would enable the Company to take advantage of the increased momentum in the refinance market.

     The operation of the Company's mortgage brokerage business is not cash intensive. Its loan officers are compensated with modest salaries and commissions based upon performance (see Item 6. "Executive Compensation). The operating expenses incurred by the Company during the fiscal year ended December 31, 1997, with the exception of salaries aggregating $6,000, totaled $2,876 and various expense categories, including advertising, contact labor and travel, reflected no expenses for 1997. Such minimal operating expenses for 1997 are attributable to the Company's minimal level of business activity during its most recent fiscal year. Should the level of the Company's business activity increase in the future as a result of the proposed advertising campaign on the internet or otherwise, related expenses could also be expected to increase. Thus, subject to the availability of working capital, the trend would be for operating expenses to increase in conjunction with an increase in the level of the Company's business activity. In such event, additional revenue could be expected to be generated to cover certain increased expenses and the Company's executive officers have verbally agreed to fund increased operating expenses, such as marketing and advertising, personnel and related overhead, from their personal resources to the extent that operating revenue is insufficient or alternative capital resources are unavailable.


     Management believes that the Company's minimal level of business operations currently will be sufficient to sustain its operations. Management is prepared, however, to seek additional equity and/or debt financing, the availability of which could not be assured, in order to expand and increase the level of the Company's operations. This capital, if available, would be utilized for the immediate, up-front costs of employing additional loan officers and support staff for loan processing. At the present time, management is unable to predict the number of additional employees which may be needed in the event of an increase in its mortgage lending business in the future nor the costs associated with any such increase in personnel.

Financial Condition, Capital Resources and Liquidity
----------------------------------------------------


     At December 31, 1997, the Company had cash assets totaling $18,010 and $622 in liabilities. Since the Company's inception, it has received a total of $30,000 in cash paid as consideration for the issuance of shares of Common Stock.

     The Independent Auditors' Report of Kish, Leake & Associates, P.C., upon the financial statements of the Company as of December 31, 1997, and for the years ended December 31, 1997 and 1996, expresses the qualification that the Company's lack of sufficient working capital as of December 31, 1997, raises substantal doubt about its ability to continue as a going concern. Nevertheless, the Company has continued in operation despite the continuous decline in its total revenue since inception resulting, in management's opinion, primarily, from the combined effect of the following factors: (i) the increase in interest rates during the period from 1994 through 1996; (ii) the Company's lack of operating capital and (iii) the limited amount of time and effort able to be devoted to the Company's affairs by its management since June 1996. At the current minimum level of the Company's operations, management believes, without assurance, that the Company has sufficient cash assets to enable it to continue in operation for the next approximately twenty-four months. While management's business plan envisions the Company's conducting operations in the mortgage refinance and second mortgage business on an economic basis, management has been unable, despite recent efforts, to generate additional revenue from business activities. Accordingly, at the present time, management is unable to determine the likelihood of, or the conditions or activities which might contribute to, the success of its business plan. Management's immediate plan intended to mitigate the effects of its financial difficulties, including minimal assets and working capital ($18,010), net tangible book value ($17.388) and an accumulated deficit from operations ($(14,132)), is to implement the proposed advertising campaign on the internet in order to originate a greater number of refinance and second mortgage loans. Should this proposed advertising campaign be successful, of which there can be no assurance, thus requiring additional capital to finance the increased level of operating activity, management has verbally committed to provide the additional required funding should alternative capital resources be unavailable. Management is incapable of determining the likelihood of success of the proposed internet marketing campaign to revitalize the Company's business. However, if this business strategy fails, the Company could be expected to cease to continue as a going concern only if management failed to develop an alternative marketing strategy; determined not to provide additional funding based upon its assessment of the Company's inability to implement its business plan; or failed to identify other capital resources.

     The Company has no material commitments for capital expenditures. The cost of the modest advertising campaign on the internet planned by management during the next twelve months is expected to be negotiated with the internet service provider selected by management and to be determined based upon the amount of coverage anticipated. Accordingly, the total cost is presently unknown and speculative, and the Company has not yet budgeted a dollar amount therefor. The source of funds to finance the proposed advertising campaign is expected to be cash on hand.

     There is no commitment by any person to provide additional equity or debt funding to the Company. While management has determined to explore potential capital resources, there can be no assurance that additional equity and/or debt financing will be available to the Company. The Company's executive officers have indicated their willingness to provide capital to fund the Company's operations from their personal resources should implementation of the Company's business plan appear feasible.

Item 3. Description of Property.

     The Company maintains its executive offices at business offices located at 4155 East Jewell Avenue, Suite #909, Denver, Colorado 80222, leased by an entity affiliated with the Company. Its telephone number is (303) 691-6163. The Company has agreed, commencing August 1, 1997, to pay a minimum of $100 per month in rent on a month-to-month basis for this office-sharing arrangement; which arrangement is expected to be adequate to meet the Company's foreseeable future needs. The Company owns no real or personal property.


Item 4. Security Ownership of Certain Beneficial Owners and Management.


     The following table sets forth certain information as of April 2, 1998, regarding the ownership of the Company's Common Stock by each shareholder known by the Company to be the beneficial owner of more than five percent of its outstanding shares of Common Stock, each director and all executive officers and directors as a group. Each of the shareholders has sole voting and investment power with respect to the shares of Common Stock beneficially owned.



                                           Shares
        Name and Address of             Beneficially                  Percent
         Beneficial Owner                  Owned                      of Class
------------------------------------      --------                    --------

Gary G. Clark*                            706,000                       4.67%
1530 South Eudora
Denver, Colorado  80222

David R. Reitsema*                        706,000                       4.67%
4155 East Jewell Avenue, #909
Denver, Colorado  80222

All Executive Officers and Directors    1,412,000                       9.34%
as a Group (two persons)

-------------------

     *Executive officer and member of the Board of Directors of the Company.


Item 5. Directors, Executive Officers, Promoters and Control Persons.

     Set forth below are the names, ages and positions with the Company and business experience of the executive officers and directors of the Company.

Name                            Age            Position(s) with Company
----                            ---            ------------------------


Gary G. Clark (1)(2)             56            President and Director
              ------

David R. Reitsema (1)(3)         51            Secretary/Treasurer and Director
                  ------


------------------


     (1) The above-named persons may be deemed to be "promoters" and "parents" of the Company, as those terms are defined under the Rules and Regulations promulgated under the Securities Act of 1933, as amended.

     (2) Mr. Clark serves as the principal executive officer of the Company.

     (3) Mr. Reitsema serves as the principal financial officer of the Company.


     All directors hold office until the next annual meeting of the Company's shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. It is anticipated that Messrs. Clark and Reitsema will devote such time and effort as may be necessary to participate in the day-to-day management of the affairs of the Company.

Family Relationships

     No family relationship exists between the executive officers and directors of the Company.

Business Experience

     Gary G. Clark has served as a director of the Company since November 29, 1994; as the Company's Secretary/Treasurer from November 29, 1994, through August 21, 1996; and as the President of the Company since August 21, 1996. Mr. Clark has been a mortgage loan officer and mortgage broker since 1991 and, in addition thereto, his prior business experience has included management in retail and wholesale sales, real estate sales, personnel training, customer service, inventory control and investment opportunities. He served as a director of Attache Holdings, Ltd., and Enfield Trading Corporation, two publicly-held corporations then having offices in Denver, Colorado, from April to July 1996. Mr. Clark also served as a director of Gulf & Orient Steamship Company, a public company formerly based in Denver, Colorado, from May 10, 1996, to June 27, 1996. He was employed by Hilliscot Group, Inc., Denver, Colorado, as a mortgage banker from November 1992 through November 1994. Mr. Clark was employed as the Sales Manager for InterLink Communications of Colorado from 1990 to September 1993. From 1977 to 1982, he was employed in the position of Regional Sales Manager in the Rocky Mountain region for Westinghouse Corporation. Mr. Clark served as the President and General Manager for Bragdon Appliance Company, a Denver,
Colorado-based retailer, from 1967 to 1977. He received a B.A. degree in business administration from the University of Colorado in 1964 and performed advanced studies at Notre Dame University from 1974 to 1977, Westinghouse Learning Foundation in 1976 and Jones Real Estate College in 1985.

     David R. Reitsema was the founder of the Company; served as a director of the Company from its inception on September 26, 1994 through August 21, 1996, when he resigned to pursue other business opportunities; and has served as a Company director since July 25, 1997. Additionally, he served as the Acting Secretary/Treasurer of the Company from September 28, 1994, through November 29, 1994, and as the Company's President from November 29, 1994, through August 21, 1996. Since July 25, 1997, Mr. Reitsema has served as the Secretary/Treasurer of the Company. Mr. Reitsema has served as the President and a director of EDR Financial, Inc., Denver, Colorado, a closely-held investment banking firm co-founded and co-owned by him, since May 1994. He has served, since September 1995, as the President of Corporate International, Ltd., Denver, Colorado, a closely-held corporation which he co-owns that is engaged primarily in business consulting with firms involved in international transactions. From 1992 to 1994, Mr. Reitsema owned and operated Silverthorne Funding Corporation, a mortgage brokerage firm located in Denver, Colorado. He is an attorney who has been licensed to practice in the State of Colorado since 1973. Mr. Reitsema received a B.S. degree in 1968 from Calvin College, Grand Rapids, Michigan, and a J.D. degree from the University of Denver College of Law in 1973.



Item 6. Executive Compensation.

                                        SUMMARY COMPENSATION TABLE

                                                                         Long Term Compensation
                               Annual Compensation                          Awards            Payouts
                        --------------------------------------------------------------------------------
(a)             (b)           (c)          (d)          (e)            (f)          (g)         (h)        (i)
                                                       Other                     Securities
Name                                                   Annual       Restricted     Under-               All Other
and                                                    Compen-        Stock        lying       LTIP      Compen-
Principal                                              sation        Award(s)     Options     Payouts     sation
Position        Year        Salary($)    Bonus($)        ($)            ($)       SAR's(#)      ($)         ($)
------------------------------------------------------------------------------------------------------------------

Gary G          1995           -           -           $17,352           -           -           -           -
Clark           1996           -           -           $ 4,314           -           -           -           -
President       1997           -           -           $ 1,000           -           -           -           -
                                                                                                             -

David R
Reitsema        1995           -           -           $10,446           -           -           -           -
Secretary/      1996           -           -           $ 1,750           -           -           -           -
Treasurer       1997           -           -           $ 1,000           -           -           -           -


Proposed Remuneration
---------------------


     Commencing September 1, 1997, executive officers of the Company receive a monthly salary in the amount of $250 plus commissions. Traditionally, mortgage loan officers receive a portion of the gross commissions which are generated by each respective loan officer. Since the President and Secretary/Treasurer of the Company are the Company's only loan officers, each individual will receive 50% of the gross commissions realized by the Company on loans attributable to the other individual's lending activities. There is no formula by which to determine the realization of gross commissions by the Company because the commission paid by the lender to the Company at the time of the closing of each loan is negotiated by the loan officer individually. Nevertheless, a typical loan commission approximates 1.5% of the principal amount of the loan.



Item 7. Certain Relationships and Related Transactions.

     The Company maintains its executive offices at business offices leased by an affiliated entity located at 4155 East Jewell Avenue, Suite #909, Denver, Colorado 80222. The Company has agreed to pay, commencing August 1, 1997, a minimum of $100 per month in rent on a month-to-month basis for this office-sharing arrangement. The Company believes that the terms of this arrangement are more favorable than those which could have been obtained from an unaffiliated third party for comparable arrangements in the Denver, Colorado, suburban area.


Item 8. Description of Securities.

Description of Capital Stock
----------------------------

     The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, no par value per share, and 5,000,000 shares of preferred stock, no par value per share (hereinafter referred to as the "Preferred Stock").

Description of Common Stock
---------------------------

     All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any, to be distributed to holders of the Preferred Stock. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable.

     Dividend Policy. Holders of shares of Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock when, as and if declared by the Board of Directors out of funds legally available therefor, after requirements with respect to preferential dividends on, and other matters relating to, the Preferred Stock, if any, have been met. The Company has not paid any dividends on its Common Stock and intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and the financial condition of the Company.

     Transfer Agent and Registrar. The Transfer Agent and Registrar for the Company's Common Stock is Corporate Stock Transfer, Inc., 370 Seventeenth Street, Suite #2350, Denver, Colorado 80202.

Description of Preferred Stock
------------------------------

     Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights. The Company has no shares of Preferred Stock outstanding, and the Board of Directors has no plan to issue any shares of Preferred Stock for the foreseeable future unless the issuance thereof shall be in the best interests of the Company.


                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

     (a) Market Information.

     There has been no established public trading market for the Common Stock since the Company's inception on September 28, 1994.

     (b) Holders.

     As of April 2, 1998, the Company had thirty-one shareholders of record of its 15,112,000 issued and outstanding shares of Common Stock.

     (c) Dividends.

     The Company has never paid or declared any dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.


Item 2. Legal Proceedings.

     The Company knows of no legal proceedings to which it is a party or to which any of its property is the subject which are pending, threatened or contemplated or any unsatisfied judgments against the Company.


Item 3. Changes in and Disagreements with Accountants.


     There has been no change in the Company's independent accountant, Kish, Leake & Associates, P.C., 7901 East Belleview Avenue, Suite #220, Englewood, Colorado 80111, during the Company's two most recent fiscal years ended December 31, 1995, / 1996 and 1997, / and the period from December 31, 1997, through the date hereof.



Item 4. Recent Sales of Unregistered Securities.


     The Company, in March 1996, issued and sold an aggregate of 412,000 shares of Common Stock, at the rate of $.01 per share, to a Company shareholder in satisfaction of the Company's indebtedness in the amount of $4,120 to said shareholder for previous cash advances to the Company. The Company claimed the exemptions from registration in connection with the transaction provided under
Section 4(2) of the Securities Act of 1933, as amended (the "Act"), and Section 11-51-308(1)(p) of the Colorado Securities Act, as amended (the "Colorado Act"). The Company relied upon the fact that the issuance of the shares in satisfaction of the indebtedness did not constitute a public offering together with the fact that Mr. Reitsema is an executive officer and director of he Company and an accredited investor, to make the exemptions available.

     In August 1997, the Company issued and sold a total of 13,700,000 shares of Common Stock to thirty-one residents of the State of Colorado in consideration for the sum of $27,400 in cash ($.002 per share). In connection with the sales, the Company relied upon the exemptions from registration provided under Section 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder and Section 11-51 308(1)(p) of the Colorado Act. / During the period from August 1 through September 10, 1997, the Company issued and sold an aggregate of 26 units, each unit consisting of 50,000 shares of Common Stock (an aggregate of 1,300,000 shares), to Colorado residents and non-resident foreign nationals for cash consideration totaling $2,600 ($100 per unit or $.002 per share). No underwriter was employed in connection with the offering and sale of the shares. The Company claimed the exemptions from registration in connection with the offering provided under Section 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder and Section 11-51-308(1)(p) of the Colorado Act. The facts relied upon by the Company to make the exemptions available include the following: (i) the aggregate offering price for the offering of the shares of Common Stock did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of the shares in reliance on any exemption under Section 3(b) of, or in violation of
Section 5(a) of, the Act; (ii) the required number of manually executed originals and true copies of Form D, accompanied, in connection with the Colorado notification of exemption, with the appropriate exemption fee, were duly and timely filed with the U.S. Securities and Exchange Commission and the Colorado Division of Securities; (iii) no general soliciation or advertising was conducted by the Company in connection with the offering of any of the shares; and (iv) the fact that the Company has not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (b) an "investment company" withing the meaning of the Investment Company Act of 1940, as amended; or (c) a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.



Item 5. Indemnification of Directors and Officers.

     Article XIII of the Company's Articles of Incorporation contains provisions providing for the indemnification of directors and officers of the Company as follows:

     The Board of Directors of the Corporation shall have the power to:


     A. Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.


     B. Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation; but no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

     C. Indemnify a Director, officer, employee or agent of the Corporation to the extent that such person has been successful on the merits in defense of any action, suit or proceeding referred to in Subparagraph A or B of this Article or in defense of any claim, issue, or matter therein, against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

     D. Authorize indemnification under Subparagraph A or B of this Article (unless ordered by a court) in the specific case upon a determination that indemnification of the Director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in said Subparagraph A or B. Such determination shall be made by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or, if such a quorum is not obtainable or even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the shareholders.

     E. Authorize payment of expenses (including attorney's fees) incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding as authorized in Subparagraph D of this Article upon receipt of an undertaking by or on behalf of the Director, officer, employee or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the Corporation as authorized in this Article.

     F. Purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation or who is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provision of this Article.

     The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnified may be entitled under these Articles of Incorporation, and the Bylaws, agreement, vote of the shareholders or disinterested directors or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of heirs, executors and administrators of such a person.

     The Company has no agreements with any of its directors or executive officers providing for indemnification of any such persons with respect to liability arising out of their capacity or status as officers and directors.

     At present, there is no pending litigation or proceeding involving a director or executive officer of the Company as to which indemnification is being sought.


                                    PART F/S

     The Financial Statements of Applied Capital Funding, Inc., required by Regulation S-X commence on page F-1 hereof in response to Part F/S of this Registration Statement on Form 10-SB and are incorporated herein by this reference.


                                    PART III

Item 1. Index to Exhibits.

 Item
Number                                  Description
------         -----------------------------------------------------------------

  2.1* Articles of Incorporation of Applied Capital Funding, Inc., filed September 26, 1997.

  2.2*         Bylaws of Applied Capital Funding, Inc.

------------------

     *Previously filed.

Item 2.  Description of Exhibits.

     The documents required to be filed as Exhibit Number 2 in Part III of Form 1-A filed as part of this Registration Statement on Form 10-SB are listed in
Item 1 of this Part III above. No documents are required to be filed as Exhibit Numbers 3, 5, 6 or 7 in Part III of Form 1-A, and the reference to such Exhibit Numbers is therefore omitted. No additional exhibits are filed hereto.

                                   SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            APPLIED CAPITAL FUNDING, INC.
                                            (Registrant)




Date:    April 2, 1998                      By:       /s/ Gary G. Clark
         -------------                         ---------------------------------
                                                   Gary G. Clark, President


                                POWER OF ATTORNEY
                                -----------------


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Messrs. Gary G. Clark and David R. Reitsema, or either one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1934, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



    Signature                           Title                       Date
    ---------                           -----                       ----


/s/ Gary G. Clark              President (Principal             April 2, 1998
-----------------                Executive Officer) and
  Gary G. Clark                  Director

/s/ David R. Reitsema          Secretary/Treasurer              April 2, 1998
---------------------            (Principal Financial
  David R. Reitsema              Officer)
                                 and Director

                          APPLIED CAPITAL FUNDING, INC.


                              FINANCIAL STATEMENTS

                                      with

                          Independent Auditors' Report

                 For the Years Ended December 31, 1997 and 1996

                          APPLIED CAPITAL FUNDING, INC.


                                TABLE OF CONTENTS
                                -----------------

                                                                   Page
                                                                   ----

         Independent Auditors' Report                                1

         Financial Statements

                  Balance Sheet                                      2

                  Statement of Operations                            3

                  Statement of Cash Flows                            4

                  Statement of Shareholder's Equity                  5

                  Notes to the Financial Statements                6-9

                        Kish * Leake & Associates, P.C.

                          Certified Public Accountants

J.D. Kish, C.P.A., M.B.A.                      7901 E. Belleview Ave., Suite 220
James D. Leake, C.P.A., M.T.                          Englewood, Colorado  80111
  ---------------------                                 Telephone (303) 779-5006
Arleen R. Brogan, C.P.A.                                Facsimile (303) 779-5724


                          Independent Auditor's Report
                          ----------------------------


We have audited the accompanying balance sheet of Applied Capital Funding, Inc., at December 31, 1997, and the related statement of operations, shareholders' equity, and cash flows for the year ended December 31, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Applied Capital Funding, Inc. at December 31, 1997 and the results of its operations and its cash flows for the years ended December 31, 1997 and 1996, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has a lack of sufficient working capital to operate as of December 31, 1997. This raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.


/s/ Kish, Leake & Associates, P.C.
----------------------------------
Kish, Leake & Associates, P.C.
Certified Public Accountants
Englewood, Colorado
January 19, 1998

Applied Capital Funding, Inc.
Balance Sheet
--------------------------------------------------------------------------------

                                                                       Audited
                                                                       December
                                                                       31, 1997
                                                                       --------

ASSETS

Current Assets - Cash                                                  $ 18,010
                                                                       --------

TOTAL ASSETS                                                           $ 18,010
                                                                       ========


LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts Payable                                                       $      0
Other Accrued Expenses                                                      622
                                                                       --------

TOTAL LIABILITIES                                                           622
                                                                       --------


SHAREHOLDERS' EQUITY

Preferred Stock, No Par Value,
 Non Voting, Authorized 5,000,000 shares;
 Issued And Outstanding -0- Shares                                            0

Common Stock, No Par Value
 Authorized 50,000,000 shares;
 15,112,000 Shares Issued And Outstanding                                31,520


Retained (Deficit)                                                      (14,132)
                                                                       --------

TOTAL SHAREHOLDERS' EQUITY                                               17,388
                                                                       --------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                                   $ 18,010
                                                                       ========




   The Accompanying Notes Are An Integral Part Of These Financial Statements.

Applied Capital Funding, Inc.
Statement Of Operations
--------------------------------------------------------------------------------

                                                     Year Ended      Year Ended
                                                      December        December
                                                      31, 1997        31, 1996
                                                      --------        --------

Income:

Loan Fees                                           $       425     $    23,363
Other Revenue                                                 0           8,675
                                                    -----------     -----------

Total Revenue                                               425          32,038
                                                    -----------     -----------
Operating Expenses:

Advertising                                                   0           2,767
Appraisals, Credit Reports & Closing Fees                    56           4,603
Bank Charges                                                 72              94
Contract Labor                                                0               0
Office                                                      226           1,505
Professional Services                                       832               0
Rent                                                      1,200           1,200
Salaries                                                  6,000          19,473
Telephone                                                   142             103
Taxes - Payroll                                             348           2,287
Travel                                                        0              25
                                                    -----------     -----------

Total Expenses                                            8,876          32,057
                                                    -----------     -----------

Net (Loss)                                               (8,451)            (19)
                                                    ===========     ===========

Basic(Loss) Per Common Share                             $-0.00          $-0.00
                                                    ===========     ===========

Weighted Average Common Shares Outstanding            7,120,333       1,412,000
                                                    ===========     ===========




   The Accompanying Notes Are An Integral Part Of These Financial Statements.

Applied Capital Funding, Inc.
Statement Of Cash Flow
--------------------------------------------------------------------------------

                                                       Year Ended     Year Ended
                                                        December       December
                                                        31, 1997       31, 1996
                                                        --------       --------

Net (Loss)                                             ($  8,451)     ($     19)
                                                       ---------      ---------

Plus Items Not Affecting Cash Flow:                            0              0

Contributed Rent And Services                              4,200          1,200

Increase (Decrease) In Accounts Payable                        0         (1,712)
Increase (Decrease) In Accrued Expenses                      352             88
                                                       ---------      ---------

Net Cash Flows From Operations                            (3,899)          (443)
                                                       ---------      ---------

Cash Flows From Investing Activities:

                                                               0              0
                                                       ---------      ---------

Net Cash Flows From Investing:                                 0              0
                                                       ---------      ---------

Cash Flows From Financing Activities:

Common Stock Issued For Cash                              27,400              0
Deferred Offering Costs                                   (5,500)             0
                                                       ---------      ---------

Net Cash Flows From Financing:                            21,900              0
                                                       ---------      ---------

Net Increase (Decrease) In Cash                           18,001           (443)
Cash At Beginning Of Period                                    9            452
                                                       ---------      ---------

Cash At End Of Period                                  $  18,010      $       9
                                                       =========      =========



Summary Of Non-Cash Investing And Financing
 Activities:
Common Stock Issued For Money Advanced                 $       0      $ 412,000
                                                       =========      =========




   The Accompanying Notes Are An Integral Part Of These Financial Statements.




Applied Capital Funding, Inc.
Statement Of Shareholders' Equity
-----------------------------------------------------------------------------------------------------------------------------

                                          Number Of      Number Of                                 Retained
                                           Shares         Shares       Preferred      Common       Earnings
                                          Preferred       Common         Stock         Stock       (Deficit)        Total
                                          ---------       ------         -----         -----       ---------        -----


Balance At December 31, 1995                      0      1,000,000    $         0   $       100   ($    5,662)   ($    5,562)

March, 1996 issued
 412,000 Shares Of No Par Value
 Common Stock For Advances
 Previously Made By Shareholder                   0        412,000              0         4,120                        4,120

Contributed Rent                                                                          1,200                        1,200

Net (Loss)                                                                                                (19)           (19)
                                         ----------     ----------    -----------   -----------    ----------     ----------

Balance At December 31, 1996                      0      1,412,000    $         0   $     5,420   ($    5,681)   ($      261)

September 1997 Issued 13,700,000
 Shares Of No Par Value Common
 Stock For Cash At  $.002 Per Share                     13,700,000                       27,400                       27,400

Deferred Offering Costs                                                                  (5,500)                      (5,500)

Contributed Services And Rent                                                             4,200                        4,200

Net (Loss)                                                                                             (8,451)        (8,451)
                                         ----------     ----------    -----------   -----------   -----------    -----------

Balance At December 31, 1997                      0     15,112,000    $         0   $    31,520   ($   14,132)   $    17,388
                                         ==========     ==========    ===========   ===========   ===========    ===========




                          The Accompanying Notes Are An Integral Part Of These Financial Statements.



                                                            -5-

Applied Capital Funding, Inc.
Notes To The Financial Statements
At December 31, 1997 and 1996
-----------------------------

Note 1 - Organization and Summary of Significant Accounting Policies
--------------------------------------------------------------------
Organization:
-------------

On September 26, 1994, Applied Capital Funding, Inc. ("the Company") was incorporated under the laws of Colorado, to engage in the business of originating residential mortgage loans. The Company may also engage in any business which is permitted by the Colorado Business Corporation Act, as designated by the board of directors of the Company.

Accounting Method:

The Company uses the accrual method to record its transactions. When a mortgage loan is closed the Company then records the revenue and accrues applicable expenses.

Fiscal Year:

The Company has chosen December 31 as its fiscal year end.

Statement of Cash Flows:

For purposes of the statement of cash flows, the Company considers demand deposits and highly liquid-debt instruments purchased with a maturity of three months or less to be cash equivalents.

Cash paid for interest and taxes in the period ended December 31, 1997 and 1996 was $-0-.

Advertising

The Company Expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Use Of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Applied Capital Funding, Inc.
Notes To The Financial Statements
At December 31, 1997 and 1996
-----------------------------

Note 2 - Capital Stock
----------------------

Common Stock:

The Company initially authorized 50,000,000 shares of no par value common stock and issued 1,000,000. In March 1996, the Company's Board Of Directors approved the issuance of an additional 412,000 of common stock in exchange for the $4,120 that was owed an officer.

In September 1997 the Company sold 13,700,000 shares of its no par value common stock for $27,400 in cash or $.002 per share. The Company incurred deferred offering expenses of $5,500 comprised of legal and accounting fees. These expenses are deducted from the proceeds. If the offering was unsuccessful then these expenses would have been deducted.

Preferred Stock

The Company initially authorized 5,000,000 shares of no par value, non-voting preferred stock, the rights and preferences of which is to be determined by the Board Of Directors at the time of issuance.
No stock has been issued.

The Company has declared no dividends through December 31, 1997.

Note 3 - Income Taxes
---------------------

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset federal income taxes.

The Company has a net operating loss carryforward for tax purposes of $ $4,212 at December 31, 1996 and $4,251 at December 31, 1997. These carryforwards, will expire if not utilized by 2012.

The components of the deferred income tax asset arising under FASB Statement No. 109 and recognized in the accompanying balance sheet at December 31, 1997 are as follows:

      Deferred Tax Asset                                   $ 850
      Valuation Allowance                                   (850)
                                                           -----
                                                           $ -0-
                                                           -----
                                       -7-

Applied Capital Funding, Inc.
Notes To The Financial Statements
At December 31, 1997 and 1996
-----------------------------

Note 3 - Income Taxes (Continued)
---------------------------------

The types of temporary differences between the tax basis of assets and their financial reporting amounts that give rise to a significant portion of the deferred tax asset are as follows:

                                                Temporary
                                               Differences    Tax Effect
                                               -----------    ----------
           Accrued Expenses                       $  500        $  100
           Net operating loss carryforward         3,751           750
                                                  ------        ------
                                                  $4,251        $  850
                                                  ======        ======

Note 4 - Related Party Events
-----------------------------

The Company presently maintains its principal offices at an address provided by a related party. The office is located at 4155 E Jewell Ave - Suite 909, Denver, Colorado 80222. Commencing August 1, 1997 the Company will pay a minimum of $100 per month in rent on a month to month basis.

Note 6 - Officer Compensation And Rent
--------------------------------------

During the year ended December 31, 1997 Company management contributed $3,500 in services and which have been recorded as a contribution of equity.

During the years ended December 31, 1997 and 1996 management contributed rent which was valued at $700 and $1,200 respectively which was recorded as a contribution of equity.

Note 7 - Basis Of Presentation
------------------------------

In the course of its activities, the Company has sustained continuing losses and expects such losses to continue in the foreseeable future. The Company plans to continue financing its operations with stock sales and in the longer term, revenues from its operations. The Company's ability to continue as a going concern is dependent upon the successful completion of its offering of common stock, additional financing and, ultimately, upon achieving profitable operations.





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



Applied Capital Funding, Inc.
Notes To The Financial Statements
At December 31, 1997 and 1996
-----------------------------

Note 8 - New Accounting Pronouncement
-------------------------------------

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS No. 128"). SFAS No. 128 specifies the computation, presentation, and disclosure requirements of earnings per share and supersedes Accounting Principles Board Opinion No. 15, Earnings Per Share. SFAS No. 128 requires dual presentation of basic and diluted earnings per share. Basic earnings per share, which excludes the impact of common stock equivalents, replaces primary earnings per share. Diluted earnings per share, which utilizes the average market price per share as opposed to the greater of the average market price per share or ending market price per share when applying the treasury stock method in determining common stock equivalents, replaces fully-diluted earnings per share. SFAS No. 128 is effective for the Company in 1997. However, the Company has a simple capital structure for the periods presented and therefore there is no affect on the earnings per share presented due to the Company's adoption of SFAS 128.






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